                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                  ENDOGEN, INC.

                            (Name of Subject Company)

                             EWOK ACQUISITION CORP.
                                PERBIO SCIENCE AB
                                   PERSTORP AB

                                    (Bidders)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   29264J 10 8

                      (Cusip Number of Class of Securities)

                                MAGNUS LINDQUIST
                             CHIEF FINANCIAL OFFICER
                                   PERSTORP AB
                           SE-284 80 PERSTORP, SWEDEN
                                011-46-435-380-00

                                   COPIES TO:

                           PATRICIA KAVEE MELICK, ESQ.
                                  WIGGIN & DANA
                              THREE STAMFORD PLAZA
                           STAMFORD, CONNECTICUT 06911
                                 (203) 363-7600

      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                  MAY 27, 1999
         (Date of Event which Requires Filing Statement on Schedule 13D)






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--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ewok Acquisition Corp.

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

--------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                   0
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                 1,259,772
        OWNED BY           -----------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER              0
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.  SHARED DISPOSITIVE POWER            1,259,772

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,259,772

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [_]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.3%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PerBio Science AB

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

--------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER                   0
        SHARES            ------------------------------------------------------
     BENEFICIALLY         8.    SHARED VOTING POWER                 1,259,772
       OWNED BY           ------------------------------------------------------
         EACH             9.    SOLE DISPOSITIVE POWER              0
       REPORTING          ------------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER            1,259,772
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,259,772

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [_]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.3%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Perstorp AB

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

--------------------------------------------------------------------------------
       NUMBER OF           7.    SOLE VOTING POWER          0
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.    SHARED VOTING POWER        1,259,772
        OWNED BY           -----------------------------------------------------
          EACH             9.    SOLE DISPOSITIVE POWER     0
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.   SHARED DISPOSITIVE POWER   1,259,772
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,259,772

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES*                                                    [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.3%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                EXPLANATORY NOTE

         This Amendment No. 2 to Tender Offer Statement on Schedule 14D-1/A and Amendment No. 2 to Schedule 13D on Schedule 13D/A (collectively, along with the original Schedule 14D-1 and Schedule 13D and Amendment No. 1 to the original
Schedule 14D-1 and Schedule 13D, the "Schedule 14D-1") relates to the offer by Ewok Acquisition Corp., a Massachusetts corporation ("Purchaser") and a wholly-owned subsidiary of PerBio Science AB, a Swedish corporation ("Parent"), which is a direct wholly-owned subsidiary of Perstorp AB, a Swedish corporation ("Perstorp"), to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of Endogen, Inc., a Massachusetts corporation (the "Company"), at a price of $3.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 2, 1999 (the "Offer to Purchase"), as supplemented by the Supplement to Offer to Purchase, dated June 17, 1999 (the "Supplement"), and the related Letter of Transmittal, copies of which have been attached to the
Schedule 14D-1 as Exhibits (a)(1), (a)(10) and (a)(2), respectively.

         Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Offer to Purchase, as amended by the Supplement.

ITEM 10.  ADDITIONAL INFORMATION.

         The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

         On June 30, 1999, Parent and Perstorp issued press releases announcing the extension of the Expiration Date of the Offer until midnight, New York City time, on Wednesday, July 7, 1999. The Offer was previously scheduled to expire at midnight, New York City time, on Tuesday June 29, 1999. As of midnight on June 29, 1999, approximately 3,040,712 Shares representing approximately 88% of the total outstanding Shares were validly tendered and not withdrawn. Parent and Perstorp indicated in the press releases that although Parent has sufficient voting power to cause the merger of Purchaser with and into the Company, Parent is extending the offer to obtain 90% of the Shares so that it will be able to effect an immediate short-form merger under Massachusetts law.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(11)  Press Release of Parent, dated June 30, 1999.
(a)(12)  Press Release of Perstorp, dated June 30, 1999.




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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1999

                                   EWOK ACQUISITION CORP.

                                   By: /s/ Robb Anderson
                                       ---------------------------------
                                       Name:   Robb Anderson
                                       Title:  President

                                   PERBIO SCIENCE AB

                                   By: /s/ Mats Fischier
                                       ---------------------------------
                                       Name:   Mats Fischier
                                       Title:  Director

                                   PERSTORP AB

                                   By: /s/ Ake Fredriksson
                                       ---------------------------------
                                       Name:   Ake Fredriksson
                                       Title:  President and Chief Executive
                                               Officer




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                                  EXHIBIT INDEX

(a)(11)  Press Release of Parent, dated June 30, 1999.
(a)(12)  Press Release of Perstorp, dated June 30, 1999.